UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Other Relevant Information, dated December 16, 2020	3

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Grifols, S.A. ("Grifols"), in accordance with the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, reports the following

OTHER RELEVANT INFORMATION

The Board of Directors of Grifols, in its meeting held on 11 December 2020 resolved, among other resolutions:

-	to amend certain articles of the Regulations of the Internal Functioning of the Board of Directors of Grifols, in order to adapt its content to certain recommendations of the reform of the Good Governance Code of Listed Companies published in June 2020.

The new amended text of the Regulations of the Internal Functioning of the Board of Directors of Grifols will be communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) through the corresponding procedure authorized for this purpose and is available on Grifols' corporate website (www.grifols.com). Further, it will be filed with the Commercial Registry of Barcelona and will be informed in the next General Shareholders' Meeting of Grifols.

-	to create a Sustainability Committee, with the authorities set forth in the Regulations of the Internal Functioning of the Board of Directors of Grifols, which composition will be the following:

Director	Position	Category

Mr. Thomas Glanzmann	Chairperson	Other External

Mr. Íñigo Sánchez-Asiaín Mardones	Member	Independent

Ms. Enriqueta Felip Font	Member	Independent

Mr. Núria Martín Barnés	Non-member
secretary

In Barcelona, on 16 December 2020

Nuria Martín Barnés

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 16, 2020